Exhibit 99.5

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 27 February 2024

FULL-YEAR 2023 RESULTS BRIEFING TRANSCRIPT

Date: 27 February 2024

Time: 10:00 AEDT / 07:00 AWST / 17:00 CST (Monday, 26 February 2024)

Start of Transcript

Operator: Thank you for standing by and welcome to the Woodside Energy Group Limited full-year 2023 results. All participants are in a listen-only mode. There will be a presentation followed by a question-and- answer session. If you wish to ask a question, you will need to press the star key followed by the number one on your telephone keypad.

I would now like to hand the conference over to Ms Meg O’Neill, Chief Executive Officer and Managing Director. Please go ahead.

Meg O’Neill: Good morning, everyone. Welcome to Woodside’s 2023 full-year results presentation. We are presenting from Sydney. I would like to begin by acknowledging the traditional custodians of this land, the Gadigal people of the Eora Nation, and pay my respects to their Elders past, present and emerging.

Today I am joined on the call by our Chief Financial Officer, Graham Tiver. Together we will provide an overview of our 2023 performance before opening up to Q&A. Please take the time to read the disclaimers, assumptions and other important information. I’d like to remind you that all dollar figures in today’s presentations are in US dollars unless otherwise indicated.

At Woodside, our strategy is to thrive through the energy transition. This is underpinned by three strategic priorities. And in 2023, we delivered on all three.

The first is providing energy through a high-quality portfolio now and into the future. I’m pleased to report that in 2023 we delivered record full-year production with excellent LNG reliability. We also made significant progress on our major growth projects.

Our second strategic priority is creating and returning value through disciplined capital management. In 2023, our underlying net profit after tax was $3.3 billion. Based on this, our Board has determined a fully franked dividend of US$0.60 per share. This represents a payout ratio of 80% of underlying NPAT, which is at the top end of our range. We also generated $0.6 billion of free cash flow. This is a significant achievement in a period of major capital expenditure and normalised prices.

Our third strategic priority is to conduct our business sustainably. I’m pleased to report we have further reduced our net equity Scope 1 and 2 emissions in 2023 and we are now 12.5% below our starting base. I’d like to highlight that we are launching our Climate Transition Action Plan today and we will be hosting a special investor briefing about our climate plans on 12 March. Please take this as a sign of our continued commitments to action and transparency.

Conducting our business sustainably means more than reducing emissions. It includes ensuring everyone who works here goes home safely and we did not achieve that in 2023, so I’d like to reflect on that. We are steadfast in our commitment to learning from the tragic death of a colleague at the North Rankin Complex last year. We commissioned an external review of our safety systems and we will work relentlessly to improve our processes, tools and training programs. There is nothing more important to us in 2024 than improving safety.

I’d like to look now at the macroeconomic backdrop. As you can see on the charts, we saw extraordinary volatility in 2022, resulting from Russia’s invasion of Ukraine and subsequent impacts on global oil and gas trade. These periods of volatility underline the importance of LNG in ensuring global energy security. During this time, we were able to provide our customers with reliable, affordable and secure energy. At the same time, the fundamentals of long-term LNG demand remain strong. Global demand for LNG is forecast to grow 53% in the coming decade between now and 2033. Much of this demand is expected to emerge from China and South East Asia, markets our assets are geographically advantaged to supply.

Looking at the second graph, in 2023, the majority of contracts signed in the global LNG market were for durations of 20 or more years. This long-term demand for LNG supports our conviction that gas will be a key part of the global energy mix for decades to come. The sell-down of Scarborough to LNG Japan and JERA at full value provides further evidence of Asian players looking to secure access to long-term LNG as they navigate the energy transition. With strong fundamentals, our high-quality portfolio is positioned to provide energy now and into the future.

Focusing now on our portfolio, we see clear benefits of our merger with BHP’s petroleum business. Looking at the green line on slide 8, you can see our production has more than doubled compared to pre-merger levels. Our outstanding LNG reliability contributed to this record overall production which we achieved while also successfully delivering planned turnarounds. We also took steps to further increase our capacity to supply our customers with LNG in the future. For example, we signed an offtake deal with Mexico Pacific LNG and expect first cargo in 2029. This strengthens our position as a portfolio player, supplying our own LNG as well as third-party volumes to our customers. At the same time, we have made significant progress on our major projects.

Going to slide 9, the Sangomar Project was 93% complete at the end of 2023. Since then, the FPSO has arrived safely in Senegal and as you can see, the mooring chains have been connected to the FPSO. Seventeen wells have been drilled and completed. We are targeting first oil in mid-2024 and expect production to ramp up through the year.

Moving to Australia, at year end, Scarborough was 55% complete and is targeting first LNG cargo in 2026. A key achievement was four offshore environment plans were accepted by the regulator in December 2023. The seismic work is now done. The pipelay and drilling are underway. We’ve also made progress across the other workstreams we have for our Scarborough Energy Project. We have recently completed the initial drydock of the FPU hull. As you can see, siteworks are well advanced at the Pluto Train 2 site where we will process the gas.

Let’s now have a look at our financial performance. Overall, commodity prices were lower compared to the highs we saw in 2022 and this is reflected in our financial performance. But thanks to our strong underlying business, we have demonstrated resilience across our financial metrics. Our unit production cost of $8.30 per barrel of oil equivalent has remained steady despite the inflationary environment and planned turnarounds, demonstrating our focus on cost efficiency.

Now what makes us tremendously proud is that in this inflationary environment we continued to return strong dividends to our shareholders. We target paying between 50% and 80% of our underlying net profit in dividends and over the last decade, we have consistently paid at the top end of the range.

I’ll now hand over to Graham to take you through our capital management.

Graham Tiver: Thanks, Meg. Hello, everyone.

Our cash flow generation in 2023 was strong. Looking at the chart on the left, you can see we have delivered a cash margin of 80%. Importantly, we’ve achieved positive free cash flow of $0.6 billion in a heavy capital investment year with record tax payments.

Turning to the balance sheet, our gearing of 12% is at the lower end of the target range and we close the year with liquidity of $7.8 billion. We have also sustained credit ratings of BBB+ or equivalent. Our strong balance sheet supports major capital investments, which provides our near-term growth. It also allows us to continue providing strong returns to our shareholders.

Our financial performance and balance sheet have remained resilient because of our strong underlying business and our consistent approach to capital management. The main point I’d like to highlight is that our capital management framework remains unchanged as do our priorities for cash. As we seek to create value, we will continue to be disciplined to ensure the business remains resilient.

Looking at our sources of cash in the period 2024 to 2028, we expect a significant increase in our cash generation as each of our three major projects - Sangomar, Scarborough and Trion - come online. Assuming an oil price of $70 per barrel, we expect to generate cash flow from operations that more than covers our current budgeted capital expenditure and dividends, creating a projected surplus of cash through the period of 2024 to 2028. Decisions on surplus of cash allocation will be guided by our capital management framework, continuously balancing investing for growth, managing our balance sheet and strong returns to our shareholders. Those decisions will be influenced by a number of factors, including macroeconomic conditions and growth pipeline at a particular point in time.

In addition, there is further optionality within our gearing range, so we are currently sitting towards the lower end of our target range of 10% to 20% gearing. We expect that after 2026 our operating cash flow will increase significantly, creating even more capacity in our balance sheet.

These graphs on the slide do not include the impact of our recent Scarborough sell-down to JERA, which is subject to completion. We are pleased with this transaction and the value it creates for Woodside. In addition to the sale of 15.1% interest in Scarborough, we are also partnering with JERA for an offtake agreement and collaboration in new energy. This deal is further evidence of market confidence in the quality of Scarborough and as Meg said, underlines the long-term value our partners see in the assets. And this positive cash story has been bolstered by our merger with BHP’s petroleum business in 2022.

Trion is an example of how we unlocked value as part of the merger. It was an asset which came into Woodside’s portfolio and we progressed it to a positive final investment decision, adding cash generative and debt free assets, the merger transformed our balance sheet. It has also enabled us to bring together global capabilities and bolster our marketing and trading expertise. We implemented initiatives to deliver over $400 million in synergies within the first seven months of operating as a merged company. This is how we have created and returned value in 2023.

I’ll now hand back to Meg.

Meg O’Neill: Thanks, Graham. At Woodside we are committed to running our business sustainably, it’s why I am pleased to report we are on track to meet our targets to reduce our net equity Scope 1 and 2 emissions by 15% below our starting base by the end of next year. We also progressed our asset decarbonisation plans, for example, the picture on the left of slide 16 shows the modifications we’ve made at Pluto LNG to be ready to receive power from the proposed Woodside solar project.

Over the course of 2023, we listened to a wide range of stakeholders in the climate space. We consistently heard requests for more information about our Scope 3 emissions plan. Today, we are announcing a new, complementary Scope 3 emissions abatement target. This target is to take final investment decisions on new energy products and lower carbon services by 2030, with total abatement capacity of 5 million tonne per annum of CO2 equivalent.

This will complement our existing $5 billion investment target, which remains a key part of our Scope 3 plan and tracks our work to bring these new products and services to markets. The new emissions abatement target will allow us to track the potential impact of these investments on our customers’ emissions. With that I would like to look at where we are going from here and finish with a recap of our investment case. We are focused on building value in 2024 and beyond. We will do this by operating our base business reliably and efficiently, while progressing our next wave of growth through value creating major projects. We will maintain a disciplined approach to capital management, and on this point I’d like to emphasise that I am pleased with our portfolio as it stands.

We will only pursue growth opportunities that are value accretive. We will also continue to implement and identify emissions reduction opportunities and, above all else, we will work to improve safety.

In closing, our investment case is clear. Woodside is positioned to thrive through the energy transition, we have a high-quality portfolio, geographically advantaged to meet growing LNG demands. We are a reliable supplier, celebrating 35 years of LNG delivery in 2024. We deliver strong and consistent returns to our shareholders, and we are on track to deliver our emissions reduction targets. I am immensely proud of our achievements in 2023, they demonstrate disciplined adherence to our strategic goals.

We will now open the call to questions, may I request that you ask one or two each so that everybody has an opportunity to participate?

Operator: If you wish to ask a question, please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request, please press star then two. If you are on a speakerphone, please pick up the handset to ask your question. The first question today comes from James Redfern with Bank of America, please go ahead.

James Redfern: (Bank of America, Analyst) Good morning Meg and Graham. Two questions please, the first one if we focus on the targeted reduction in Scope 1 and 2 emissions by 2030, just wondering if you could please maybe walk through what the key drivers will be in achieving that target of a 30% reduction by 2030 please? Thank you.

Meg O’Neill: Sure, thanks James, and great to have an emissions-oriented question. As I said, we released today our Climate Transition Action PlanClimate Transition Action Plan which provides a fair amount of detail on the work that we are doing. Our focus in the near term is very much on the asset decarbonisation plan, which provides a roadmap and a list of opportunities for each of our existing assets to try to reduce their emissions.

In the Climate Transition Action PlanClimate Transition Action Plan document you’ll see some good examples of the work that we’re progressing on this front. Probably the biggest low-hanging fruit is to bring solar power, low emissions power into the Pluto LNG facility. So, I’d encourage you to take a look at the Climate Transition Action PlanClimate Transition Action Plan. As we’ve said, we also have a strong focus on designing out, and you’ll be aware, James, that we’ve got three new facilities starting up between now and 2030.

We’ve taken a number of steps in the design of those assets to really ensure that we are avoiding emissions rather than having to operate out later. So, there are key steps in the design phase, there’s steps in the operate phase and then as we need to, we’ve built a carbon portfolio to be able to offset any further emissions. Just to be really sharp, it is our net equity Scope 1 and 2 emissions, so it’s our working interest share across all of our assets - operated and non.

James Redfern: (Bank of America, Analyst) Perfect, thanks Meg. Second question is if I can please, just maybe some comments around Woodside’s growth strategy with regards to inorganic growth. I’m just wondering the preference between expanding or growing Woodside’s LNG portfolio, or deep water oil projects. I guess I’m asking whether it’s between deep water oil and the LNG in terms of organic growth opportunities? Thank you.

Meg O’Neill: Thanks, James, and I know that’s a question that many on the call are interested in. So, let me first and foremost start off by the fact that we are in the process of recapitalising the business already with our very significant investment in Sangomar, Scarborough, Pluto Train 2 and Trion. We are very comfortable with the portfolio as it stands and we’re very pleased with the progress that we’re making on these growth projects. Now as we look further down the track, we are always going to be looking for ways to profitably grow the business in line with our capital management framework.

We have assets that are in our portfolio today and teams working on the best way to unlock value from those assets. We do spend modestly and in a risk-managed way on exploration, we have new energy opportunities as well that we are pursuing, largely from ground up at this stage and we’ve been really clear that our strategic priorities are LNG, deep water oil and new energy, and we will look at a range of other ways to grow in those spaces. But as I said in the call, we’re pleased with the portfolio as it stands today.

James Redfern: (Bank of America, Analyst) Okay, thanks Meg.

Meg O’Neill: Thanks, James.

Operator: Your next question comes from Nik Burns with Jarden Australia, please go ahead.

Nik Burns: (Jarden Australia, Analyst) Thanks, Meg and Graham. First of all, just on Pluto, it’s pleasing to see an increase in Pluto 2P reserves prior to production in a recent reserve statement and production there’s been extremely strong. I guess the flipside of high production is shorter reserve life. I’m calculating 1P and 2P reserves life there around three or four years at current production rates.

Can you just talk through how we should think about Pluto’s production profile from here, how much longer will you be able to process gas at the KGP, and when should we start seeing natural field decline start to kick in and then once Scarborough starts up, how should we think about Pluto production from there? Thank you.

Meg O’Neill: That’s a very comprehensive question on Pluto. We are very pleased with how Pluto’s been performing, Nik, it’s one of our crown jewel assets and I think it’s a great proof point of the merit of taking a project through with high working interest as you get significant benefits. So, once you get into that operational phase.

I think we’ve been public about this in the past, but the agreement to process gas at KGP is a four year agreement, so we’re two years through that, continuing to look for opportunities to maximise value of the asset and maximise near term cash generation. We were very pleased with the reserve add, again we’re seeing really pretty positive resource performance from the Pluto set of assets.

One of the things that is important to bear in mind is that when Scarborough comes online, we will ramp back Pluto gas production. So, we’re still working the details of this, but you’re right to observe that we are past the 50% mark with Pluto, but again it’s a fantastic asset and it’s generating tremendous cash that enabling us to continue to invest in profitable growth and return value to shareholders who have stuck with us through the cycle.

Nik Burns: (Jarden Australia, Analyst) Maybe another reserve question. Just on Shenzi and Shenzi North reserve downgrade. I’m just trying to gain some confidence in your Gulf of Mexico portfolio. It’s a relatively new portfolio to a number of us and there’s not a lot of detail except for what was in the independent expert report. Can you give us some confidence that say Mad Dog Phase 2 is performing in line with expectations? Have you undertaken a broader review of the undeveloped reserves in the portfolio? If you can just talk to those, thank you.

Meg O’Neill: Sure, probably worth some framing comments, so Shenzi represents about 5% of our production last year, so it is a reasonably modest contributor to the business. You’ll probably recall, Nik, that there have been a couple of campaigns to test the extent of the Shenzi and the Greater Shenzi area. The Wildling opportunity we pursued in 2022, and that was unsuccessful. Shenzi North was a project that was sanctioned in ‘21.

I’m pleased with the project execution, we were able to bring the program online ahead of schedule and under budget, but unfortunately the resource performance has disappointed. So, I feel like we’ve got our arms around where Shenzi is at this point in time. We’ll continue to watch the reservoir performance closely and update our models, and we’ll see if there’s further infill. But, at this point in time, we’re focused on maximising value from that asset.

Mad Dog Phase 2, you’ll recall we were limiting, we’re managing performance, sorry managing production last year because we were continuing to work through some of those integrity issues, those have been worked through, the flex joint replacement campaign was conducted late last year, early this year, and pleased with what we’re seeing from the subsurface at this point in time.

To the non-operated assets, we feel like those are performing well and perhaps another proof point is the Mad Dog Southwest appraisal well that gave us confidence in further expansion in the Mad Dog resource.

Nik Burns: (Jarden Australia, Analyst) That’s great, thanks Meg.

Operator: The next question comes from Gordon Ramsay with RBC Capital Markets, please go ahead.

Gordon Ramsay: (RBC Capital Markets, Analyst) Thank you very much, great result, Meg. Just on the maintenance plan this year for the North West Shelf LNG train, can you confirm which train that is?

Meg O’Neill: Sorry, Gordon, are you asking which train is likely to be decommissioned?

Gordon Ramsay: (RBC Capital Markets, Analyst) No, I know there’s some maintenance work I thought was planned in the third quarter on one of the trains? Am I misunderstanding that?

Meg O’Neill: Yes, I think we’ll have to get back to you on that, Gordon. At this point in time I think we’ve been signalling that as that we’ve got capacity in the plants, in the Karratha Gas Plant already, to the extent that we are likely to take, or we are planning to take one LNG train offline this year, that train is LNG train 2 but the fact that we’ve got spare capacity this year means that any train maintenance we do ahead of that point in time will have a pretty modest impact on production.

Gordon Ramsay: (RBC Capital Markets, Analyst) Okay, and then secondly, just on the impairment charge with respect to Wheatstone, it was related to the outlook on short-term LNG pricing. Can you just explain what that means, why it was taken?

Meg O’Neill: This is a great feature of the accounting treatments where we’ve - and if you went back over time, Gordon, you would have seen we’ve impaired and unimpaired Wheatstone a couple of times. The accounting standards drive that, I’ll let Graham as our accountant, give you some of those details.

Graham Tiver: Thank you, Meg. Yes, in terms of - we had an impairment reversal in the prior year in 2022 and that was predominantly driven by short-term pricing, which was the extreme highs of 2022, when you factor the price deck for the short-term and then into the long-term, it resulted in a position where the carrying value was potentially below its full value, so we had to provide that impairment reversal. This year with prices dropping, it’s seen a part of that unwind, and where Wheatstone is today, we’re watching those prices very closely, Gordon, but it’s very, very clear this is nothing to do with the underlying performance of Wheatstone itself. Wheatstone is performing very well, this is just the nature of accounting treatments, when we get into impairing assets you have to check those on an annual basis.

Gordon Ramsay: (RBC Capital Markets, Analyst) Okay, thank you very much.

Operator: The next question comes from James Byrne at Citi, please go ahead.

James Byrne: (Citi, Analyst) Good morning team, you know I’m going to ask a question on slide 14, sources and uses of cash. Firstly, thank you just for tightening up that disclosure and making it a little less ambiguous, that’s very helpful. Just firstly can I confirm that the gas hub prices that you have used to determine the source of the cash is the same as what you gave us in November at the IBD? Just because if you’ve mark-to-market there for lower futures prices then that would infer that the business is performing better than what you’d given us a few months ago.

Graham Tiver: James, that is correct, no change to the assumptions which we produced as part of the IBD. As you clarified, it’s based on $70, current oil price today is $80.

Meg O’Neill: The gas hub prices is important too to include in your models, James.

James Byrne: (Citi, Analyst) Okay, so no change to gas hub prices. Graham, in your section, earlier you said you are balancing investing for growth, maintaining a strong balance sheet and strong capital returns back to shareholders. The dividend component of the uses of cash there is call it a 3.7% yield at the last close. Let’s say you wanted to bring that up to 5% with some specials, that’s going to eat into around half of your surplus capital bucket there.

The remaining surplus cash though would push gearing over 20% on my numbers if you wanted to reinvest in the business of flat production, of course you need projects to invest in that could be organic or inorganic. But nonetheless, I still really struggle with how you’re going to satisfy those three things around growth, balance sheet and capital returns. I’d love to use this Q&A as a forum for you to suggest where I might be wrong in that conclusion, which of course largely relies on your own disclosures as opposed to my assumptions.

Meg O’Neill: James, let me start with some framing points and then I’ll hand over to Graham. First and foremost, we’d never said that we target flat production. I think the industry is littered with companies that have targeted production growth or maintaining production at the detriment of shareholder value. So, we are focused on profitably investing in assets that will deliver shareholder value over the long-term. Our existing slate of projects I think is a great example of that. So, we want to make sure that we continue to be disciplined and let the capital management framework guide how we think about the business.

Graham Tiver: I think Meg’s hit the nail on the head in terms of we’ll always continually balance how we allocate our surplus of cash.

So, look in the next few years, as we mature the growth opportunities for the 2030s, we will have to balance investment in growth and potential of additional shareholder returns and we’ll take into account the macro environment when we look at this, we take into account our growth pipeline, the returns on those growth pipelines, just among other factors.

But it’s really important, as Nik touched on, that the core of all this and how we look at it is through the capital management framework. So, I’m not sure if there’s any more to say, James. The capital management framework is how we look, we’re very clear on what’s fundamental, that’s our gearing, it’s our stated dividend policy which is driven off of NPAT. We start at 50% payout ratio and we’ve had a history of paying at the top end of that.

And we look at our credit rating. Once we have that surplus cash, we will then look at what we do with that. That could be based on returns on those projects, it could be returning back to shareholders in the forms of special dividends or share buybacks.

James Byrne: (Citi, Analyst) Got it, okay. I might then, so the second question to follow up on James Redfern’s questions about M&A. Six months ago at the sell side briefing, Meg you talked about Gulf of Mexico, deep water, US LNG, then you bid for - enter discussions rather with Santos and more recently, Meg, in Saudi Arabia, at a conference you talked about potential deals in the Middle East and collaborating with Saudi Aramco.

From the outside looking in, that’s quite a breadth of things that you’re looking at. I’m happy to admit I’m perhaps a little bit confused about the strategic rationale of some of these actions and the rhetoric. Can you, perhaps, go into a little bit more detail around some of that strategic rationale around inorganic growth? What you’re trying to solve for - you’re looking at development assets, producing assets. Where should we expect you to focus?

Meg O’Neill: I think I gave the answer pretty clearly to James, which is we’re very pleased with the portfolio that we have today. We’ve got opportunities and options to grow the business in our portfolio today. That includes things like Calypso, Browse, Sunrise. It includes our new energy opportunities. Then in the inorganic space, our focus is on LNG, deep water oil and new energy.

The opportunities that we’re pursuing are really consistent with that strategic framework around thriving through the energy transition, ensuring we’re meeting customers’ energy needs today and into the future, creating and delivering value to our shareholders.

Graham Tiver: Maybe just to add, James, I think from our perspective, there is always - we’ll always look at M&A. But we don’t need to do deals, we don’t need M&A, the base business is performing well. We’ve got three great projects ahead of us. As Meg touched on, deals need to be compelling to be value for our shareholders. That’s really important for us.

James Byrne: (Citi, Analyst) That’s clear. Thank you. Appreciate it.

Meg O’Neill: Thanks James.

Operator: The next question comes from Saul Kavonic with MST. Please, go ahead.

Saul Kavonic: (MST, Analyst) Thank you. Hi Meg, hi Graham. I have a couple of questions. Just the first one on the Scarborough sell-down to JERA on Friday, I think macro’s probably come off since you did the LNG Japan deal the middle of last year. There’s also, obviously, been some of those EP delay issues. The price tag, I think, is 1.5% below the LNG Japan sale.

Could you just give us your thoughts on the sell-down price tag to JERA and perhaps some comments on, do you have any idea why you think the market has not really reacted positively in that regard? Even though it does appear that value has been maintained despite that macro drop over the last nine months.

Meg O’Neill: Thanks for the question, Saul. Appreciate your analysis. You’re spot on that the JERA and LNG Japan buy-in price is, essentially, the same within a couple percent. We’re really thrilled to be forming a strategic, comprehensive partnership with JERA. JERA is one of the world’s most significant LNG customers, a very significant player in the LNG market holistically, so we’re absolutely thrilled to be bringing them into Scarborough and to also be progressing things like an LNG offtake agreement with them and an agreement to collaborate on new energy.

I think the market’s - we - for a variety of scheduling reasons - we announced on a Friday. That was probably a factor in why things weren’t picked up on Friday. Then there was a bit of market softness overall yesterday.

I think those are some of the things that have influenced where the market has - or how the market has responded. But overall, it is a fantastic deal with a Tier 1 buyer, a fully priced transaction.

I mean we are getting wonderful value. That’s - Saul, as you said - despite the fact that we’ve derisked the project from the point in time when we had the LNG Japan transaction.

Saul Kavonic: (MST, Analyst) Thank you. Second question. I guess I’m going to come back to some of the M&A side of things. I think Graham mentioned only pursuing M&A if it’s compelling. I need to ask, I guess what happened with the merger talks and why was it found to not be compelling?

Meg O’Neill: Let me speak strategically. As I said, we’ve been looking to grow our LNG position and potentially bringing Woodside and Santos together would’ve created a very significant Pacific basin LNG position. That was the strategic underpinning for the conversation. As we communicated to the market, we got to a point where it was no longer in either party’s best interest to continue to progress.

Saul Kavonic: (MST, Analyst) Great. Thank you. I’ll jump back in the queue.

Meg O’Neill: Thanks Saul.

Operator: The next question comes from Tom Allen with UBS. Please, go ahead.

Tom Allen: (UBS, Analyst) Good morning, Meg, Graham and the broader team. Congratulations on the sell-down of Scarborough equity to JERA. Just following up the last comments. If I’m correct, over the first 10 years of Scarborough production, that takes Woodside to 33% of its share of production from Scarborough now sold with binding LNG SPAs? Recognising there are a couple of non-binding HOAs to JERA in LNG Japan that could add to that level.

But can you please share some colour on why the LNG Japan and JERA - in committing to a share of equity and production in Scarborough - have only entered non-binding HOAs for incremental Woodside share of LNG production? Perhaps some comments made on your broader marketing efforts?

Meg O’Neill: Sure. Thanks Tom. One of the things to remind the group about is that, over the years, we have changed our approach to LNG marketing. So, if you went back in time to North-West Shelf, for example, we had everything contracted on a project basis. Actually, even in Pluto, we had a lot of the LNG offtake contracted on a project basis. That was to give certainty to the banks, largely, that the venture would be able to repay its capital.

Now, over the last decade, we’ve been moving towards portfolio marketing, so we’re not doing point to point marketing anymore. That’s something that the sellers and buyers value. We actually don’t think of our portfolio in the terms of a certain percentage of certain assets being contracted. We take a look at our overall portfolio position. One of the things that’s important is to continue to be in the market through the ups and downs of the cycle. I think that has served us extremely well if you look at some of the deals that we’ve concluded over the past few years with buyers, like RWE and Uniper. Now with the agreements with LNG Japan and JERA.

We will continue to be in the market ensuring that we’ve got the appropriate balance between long-term contracted volumes, and then volumes that we have available to sell on the shorter-term markets where, potentially, you can capture the upside associated with the volatility that we’ve seen over the past couple of years.

Tom Allen: (UBS, Analyst) Thanks Meg. Maybe just following up, recognising the incremental supply in LNG coming out of the US. The Qatar gas announcement over the weekend as a further expansion of the North Field. Just some comments please on how Woodside will manage its exposure to gas hub indices, as oodles of LNG is added globally from ‘26 to ‘30?

Meg O’Neill: Oodles, that’s a new quantity of measurement. We’ll have to incorporate that in our presentation.

[Laughter]

Meg O’Neill: You’re spot on, Tom, that there is a fair amount of LNG hitting the markets. This year there’s not a lot of new volume coming in. In ’25, we start to see some more come out of the US, and then ’26 is when we start to see some of the bigger volumes from Qatar.

We’ve been, I think, pretty upfront with the market around a few guiding factors. Firstly, we see that the oil and gas markets are diverging. If you went back in time, you would’ve seen them closely linked. But we are now seeing that gas, as a commodity, is being considered and traded separately from oil.

The other important point to note is that gas does, and will continue to have, more volatility than oil. If you ask, how do you make money in a trading situation? You make money from volatility. We’ve been, I think, quite deliberate around our strategy to ensure we’ve got the ability to capture that volatility. But with [inaudible] into the market, it is an active conversation that we’re having with the marketing team around what level of exposure do we want, particularly in the late 2020s, as that additional supply lands in the market place.

The things that we do control, the thing that differentiates Woodside from others, is our competitive cost of supply. I’ve said this before, but the Qataris, obviously, are incredibly cost competitive. They have a giant resource that they develop at a very low unit cost. But we beat the US projects. On a delivered cost of supply to our North Asian customers, we beat the US projects. Continuing to have that sharp focus on cost efficiency will ensure that we are better positioned than many others to compete for the attractive customers and those attractive contracts over the long-term.

Tom Allen: (UBS, Analyst) Thanks Meg.

Meg O’Neill: Thanks Tom.

Operator: The next question comes from Dale Koenders with Barrenjoey. Please, go ahead.

Dale Koenders: (Barrenjoey, Analyst) Morning Meg and team. I guess, when we look at the net debt position reported, $4.7 billion, it was quite a bit higher than consensus, about $1 billion. Just wondering, when you’ve obviously reviewed the results relative to consensus prior to today, anything you can call out to help explain why the cash result was so soft?

Graham Tiver: Thanks Dale. I think in terms of cash, I think it’s worthwhile calling out in a very heavy capex period, we were free cash flow positive, $0.6 billion in cash generated after we reduce our capital expenditure off of our operating cash flow. We’re very, very happy with that.

In terms of net debt, it’s still at very moderate levels. When you look at our gearing - which flows into our gearing - we’re at the bottom end of the range. So, coming out of a - well, it’s not coming out of, but we’re in a high capex period as we invest in our near-term growth with Sangomar, Scarborough and Trion. This is not unexpected to us. We planned for it and we’re at the low end of our range.

Meg O’Neill: Dale, perhaps it’s worth reiterating to yourself and everyone on the call, if you look at Woodside’s history, last year was a peak year from a capital investment period, so $5.6 billion invested in capital. It was also a year of significant cash outlay for taxes. That’s the Australia $5 billion. I’ll ballpark it, but USD, that’s roughly $3.5 billion.

And then of course it also was a big dividend year for us as we paid out the significant dividend, the 2022 full year and the 2023 half year. So, all of those things affected our cash position and thus, we’re starting the year with a higher net debt. But again, that shouldn’t have been a surprise.

Dale Koenders: (Barrenjoey, Analyst) Ok so not really answering the question. But maybe then digging deeper. Just the $2.9 billion of tax and PRRT payments, is that just one off? Is that timing? Can you talk maybe about as PRRT payment increased, Pluto from mid-year with the change in timing?

Also, the $0.5 billion of restoration provisions, just confirming this is where that goes? I think it was about $1 billion of restoration you called out for this year, at the investor day, it’s in here and it’s above capex.

Graham Tiver: Dale, the majority of the tax was driven off of finalisation of the 2022 tax returns, which were the result of an extremely high prices. So, in arrears if you want to call it. It’s a catch up. That is the fundamental driver. Now we’ve normalised our tax payments and PRRT will normalise as well. Sorry, what was your last question?

Meg O’Neill: Restoration payments.

Graham Tiver: Yes, you’ll see in our accounts, we – I think we spent just under $500 million this year in actual decommissioning activities in cash. As we provided guidance in – wasn’t guidance, but we highlighted at the IBD, we have about $900 million for this year. Once again planned, scheduled and t’s not unexpected and factored into our considerations and plans.

Dale Koenders: (Barrenjoey, Analyst) Ok sorry, then payments for Pluto? Have you started to pay more PRRT tax in second half of this year?

Graham Tiver: I’d have to come back to you on that. But…

Meg O’Neill: No. Pluto’s not paying PRRT. Our PRRT paying assets are Bass Strait and Enfield.

Dale Koenders: (Barrenjoey, Analyst) Thank you.

Operator: The next question comes from Henry Meyer with Goldman Sachs. Please, go ahead.

Henry Meyer: (Goldman Sachs, Analyst) Morning Meg and Graham. Thanks for the update. Just keen to expand on some of the previous commentary around LNG contracting in the portfolio in Scarborough. Are you able to touch on if the HOAs are converted to SPAs with JERA and LNG Japan?

Will that get you to your 30%, 35% Hub exposure over the next few years or is there more contracting required there?

Meg O’Neill: Henry, as I said, we’re always in the market looking to do LNG deals of short, medium and long-term. The two that we’ve talked about are within the public domain at this point in time. When we have other deals to announce, we will.

Henry Meyer: (Goldman Sachs, Analyst) Thanks Meg. A more specific one on Pluto LNG. Tokyo Gas is selling their 5% stake. I think we’re expecting that to complete last year, but just in the last few weeks, seen that Inpex pre-empted that sale of the stake in Ichthys. Are you able to share if that process is still ongoing for Pluto? If you’re in a position to potentially pre-empt that as well, of if you’ve already made a decision?

Meg O’Neill: We’ll reserve our rights, Henry. To the best of our knowledge, that process is still continuing. That’s what we hear from Tokyo Gas. We will always reserve our rights when it comes to pre-emption. Pluto, as I’m sure you would appreciate, is a significant crown jewel asset for Woodside, so we will, obviously, want to take a close look at it.

Henry Meyer: (Goldman Sachs, Analyst) Thanks Meg.

Meg O’Neill: Thanks Henry.

Operator: The next question comes from Adam Martin with E&P. Please, go ahead.

Adam Martin: (E&P, Analyst) Morning Meg, Graham. Just thoughts around potential for future capital management? Thinking about special dividends versus the buy backs? I mean, historically, we’ve probably thought maybe special dividends is more likely. But also the share price has been weaker the last four months to five months.

I’ll just note that you’ve got LNG Japan to settle and you’ve got JERA to settle in the next six months to 12 months, so that should see gearing through 10% on our forecast. Just any thoughts? Are buy backs realistic or do you think special dividends is what you think about?

Graham Tiver: Thanks Adam. I’ll just revert you to our capital management framework. As I was explaining earlier, yes, I think our gearing is in a great place and is core to our capital management framework, and so is our dividend policy, and so is our investment grade credit rating. When the time comes to make decisions on dividends, we will always weigh those three factors up in our - as part of our capital management framework.

We’ll look at what is the best option for that cash - is it special dividends, is it share buy backs? Do we have other high returning opportunities on the table to look at? I just encourage you to continue to look back at the capital management framework on how we think about it.

Adam Martin: (E&P, Analyst) OK, just on Scarborough. Would you look to sell any more? Where do you want to end up there, on just equity ownerships of Scarborough? Also, just timing and LNG Japan, is that still first quarter or has that slipped?

Meg O’Neill: First and foremost, Adam, we are delighted to bring two quality counter-parties like LNG Japan and JERA into the Scarborough joint venture. As Pluto was the crown jewel of Woodside for the 2010s and the first half of the 2020s, Scarborough will be our crown jewel for the upcoming 20 years, starting in 2026. I’m feeling pretty happy with the equity position that we have today.

[Over speaking]

Meg O’Neill: We do expect that to close in the first quarter, aka next month.

Adam Martin: (E&P, Analyst) Perfect. Thanks for that.

Operator: The next question comes from Mark Busuttil with J.P. Morgan. Please, go ahead.

Mark Busuttil: (J.P. Morgan, Analyst) Good morning. Just want to ask a real simple question, if you don’t mind. Just wondering, given the release that came out earlier in the month, whether the Santos deal is completely off the table for good?

Meg O’Neill: Look, I described the strategic rationale. We’re keen to grow our LNG position, but we are not in any further discussion with Santos at this point in time.

Mark Busuttil: (J.P. Morgan, Analyst) Okay. Then a little bit more detailed question, just around the LNG strategy. You’ve made comments in that release on 7 February about the global LNG sector providing significant potential for value creation. You’ve talked about the Mexico Pacific LNG deal, you’ve done Corpus Christi in the past and you’ve basically said that you’re only doing portfolio sales now.

I’m just wondering what’s the benefit of all of this? How do you benefit from becoming a portfolio producer of LNG versus selling point to point?

Meg O’Neill: Sure. First and foremost, I would point you to our segment financials. One of the things we’ve done in the last couple years is pull out the marketing segment to illustrate to our shareholders the value created by that business. Last year was really a banner year, it was $850 million of profits. This year, a little bit more subdued as market conditions were more subdued, but it was $375 million.

To give you some flavour for how we get benefits. We’re able to optimise within our existing portfolio. If we have a cargo that’s from one project that’s headed for a certain customer, we have the ability to perhaps replace that with a cargo that we either purchase on market or is coming from somewhere closer to that customer and create value through optimising the business within the portfolio. We are trading more actively with a number of important and rigorous controls around how we do that, but the trading position also allows us to participate in the market in different ways that can generate value.

Mark Busuttil: (J.P. Morgan, Analyst) Okay, fabulous. Thank you.

Operator: The next question comes from Rob Koh with MS. Please go ahead.

Rob Koh: (MS, Analyst) Good morning. Please excuse me if I sound like I’m shivering. I’m in a really, really cold office which is where the world would be without your products. The first question is about your new Scope 3 target of five million tonnes per annum of abatement. I wonder if you could just give us a bit of colour about how you’ve gone about sizing and estimating that. I get it to be about 7% of group Scope 3 emissions and also if you could just comment on the estimation challenge for, I guess, avoidance credits which is what these types of abatements would be if they’re hydrogen projects please.

Meg O’Neill: Sure. Great question, Rob. One of the things and maybe I’ll give you a bit of why we’ve added this. We get a lot of questions from our investors who say we hear your intention to invest $5 billion in new energy product and services, but what does that mean from a climate perspective? This is trying to answer that question. The five billion tonnes of emissions avoided directly correspond to the project slate that is associated with our $5 billion of investment.

Now, of course all of this is subject to our capital management framework and the critical path on progressing any of these opportunities at this point in time is getting customers to sign up for these kinds of projects and services that they’re not using today. The way we calculate the avoidance is in a very rigorous manner. We take a look at the product that we are providing and what is the customer using it for and what would the customer use today?

For example, our Oklahoma project where we’re providing hydrogen with a target of displacing diesel and ground transportation, we can calculate if diesel were used for those same trucking routes that we would envision using hydrogen for, what would the emissions be from that diesel fleet? That’s how we do it. It’s product by product specific. So, if there were ammonia for power gen, again it would be specific to whatever the fuel is that’s being displaced.

Rob Koh: (MS, Analyst) Okay, great. Sounds very thorough. My second question refers to slide 14, the free cashflow estimates for 2024 to 2028. Just wondering if you could give us a bit more detail on what gas price assumptions are in those towers. I guess I’m not interpreting anything, that they’re no longer fuzzy towers, they’re hard towers, I figure that’s just a formatting issue. I guess just I’m asking about the gas price assumptions in the context of you’ve talked about the benefits of your marketing segment, your transition to a platform trading, so I’m guessing it has to be more than just simple price and quantities for the gas component.

Graham Tiver: What I’d say, Rob, is consistent with previous with your question is that there’s no change to what we included or the assumptions we included in the IBD. If you are looking at the JKM pricing, which I think is listed in the footnote, in the IBD you’re looking around the mid-teens, around that $14 mark in 2024 and then it moves down to $12 to $13 from 2026 beyond [Correction: approximately $10 nominal from 2024 and beyond].

Rob Koh: (MS, Analyst) Okay, great. That’s very, very helpful. I appreciate that. Can I sneak in one further?

Graham Tiver: Sorry, I just…

Rob Koh: (MS, Analyst) Yes.

Graham Tiver: I just want to reconfirm, on the oil side, we have factored in $70 as you know but with current prices at $80. I’ll just keep re-emphasising, it’s up on that at the moment.

Rob Koh: (MS, Analyst) Yes, excellent. All right. No, thank you Mr Tiver. That’s really, really helpful. May I just sneak in one further one which you may wish to take on notice. I guess the Workplace Gender Equality Agency today released company-specific gender pay gap data. Woodside’s figure there is a little higher than the industry average against which its compared, industry average of 15%. I’m just wondering if you can give us any colour on that number and the activities going on within the Company to work on that one.

Meg O’Neill: Sure. Thanks Rob and appreciate your interest in the topic. We will send you a link to a page that we have put up on our website that describes what we’re doing. Let me first and foremost say that we have very rigorous processes to ensure that for people doing like work with like levels of experience and like levels of performance that they are paid the same regardless of gender. We have rigorous processes in place to ensure that that is true.

Now, when you step back and look at Woodside as a whole, there are some things that skew our gender pay as reported through the WGEA Agency. One is the predominance of men in trade and technician roles. I am really pleased with work we have done over the past few years to grow our percent of women in that, we are up to 11% which is fantastic, but that is a category of the workforce that is male-dominated that is paid pretty well. Then in the leadership ranks, we have women in leadership of about 27%. Women overall in the Company is about 33% and that’s another part of the business where again, like for like, men and women get paid the same, there’s just more men in those higher paying roles.

Rob Koh: (MS, Analyst) Great, thanks very much. Appreciate it.

Meg O’Neill: Thanks Rob.

Operator: Your next question comes from Fiona Manning with the Australian Council of Superannuation Investors.

Fiona Manning: (Australian Council of Superannuation Investors, Analyst) Hi Meg and Graham and I am delighted on that note to be enhancing gender diversity on this call. I’ve just got two questions. The first one, noting the new Scope 3 emissions abatement targets, are there any other changes to climate-related targets or strategies?

Meg O’Neill: Fiona, I’d just point you to our Climate Transition Action Plan document which outlines a number of the actions that we are taking. The Scope 3 emission abatement target is the big headline for new items but I know of interest to your members will be a change that we have made to the scorecard for both executive remuneration and we have pushed it through for the Company’s scorecard as well which affects all staff, to separate climate and safety and have those as two standalone elements of the scorecard to ensure that there is appropriate organisational focus on delivering on our emissions reduction targets and our emissions abatement plans. Those are probably the two big headlines in terms of new content.

Fiona Manning: (Australian Council of Superannuation Investors, Analyst) Great, thank you very much. Just a second one. H2OK has been stuck in the evaluating incentive phase for a while. Just wondering what’s causing the delay in that process and what sort of timeframe a decision is likely to be made.

Meg O’Neill: Sure. We have been continuing to do work on the technical front. We are well positioned in terms of the maturity of the project. Another item to highlight in our Climate Transition Action Plan will highlight that we spent $200 plus million in 2023 on new energy opportunities and a good chunk of that is long leads for H2OK, so we are moving ahead. The issue that we have been grappling with for the last few months is the US Government finally released their requirements to achieve the full production, the full hydrogen production tax credits and we are participating in their consultation process.

They’ve unfortunately set targets that are somewhere between very difficult and impossible to achieve around the matching frequency of green credits to green hydrogen production and so we are participating in the consultation trying to get a more pragmatic approach so that will unlock the ability to move the project forward.

Fiona Manning: (Australian Council of Superannuation Investors, Analyst) Okay and how long is that consultation expected to take?

Meg O’Neill: We sent our submission in just a few days ago, this week. Hopefully we will hear back from the government in the next month or so, but look, that said Fiona, we continue to talk to customers about their ability to offtake and their willingness to offtake even if we don’t have the production tax credit at that full $3 level.

Fiona Manning: (Australian Council of Superannuation Investors, Analyst) Yes, okay. Thank you very much.

Meg O’Neill: Thanks, Fiona. All right, I think that is a wrap for us. Thank you all for listening in, and participating in the call. Please remember that we are hosting a special investor briefing about our climate plans on 12 March and our AGM will be on 24 April. I look forward to speaking to you at these events and continuing to share how we are delivering on our strategy to thrive through the energy transition. Thank you.

Operator: That does conclude our conference for today. Thank you for participating. You may now disconnect.

End of Transcript

Contacts:
INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.